Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Annual General Meeting of April 30, 2019

•	Approval of the financial statements for the fiscal year 2018

•	Dividend of €3.07 per share payable as of May 13, 2019

•	Board composition : renewals and ratification of a co-opting director

Paris, France – April 30, 2019 - The Combined General Shareholders’ Meeting of Sanofi was held on April 30, 2019 at the Palais des Congrès in Paris, under the chairmanship of Serge Weinberg. All resolutions submitted to the vote were adopted by the shareholders.

The General Meeting approved, among other resolutions, the individual Company and consolidated financial statements for the fiscal year 2018. The General Meeting decided the distribution of a cash dividend in the amount of € 3.07 per share with payment as of May 13, 2019.

The General Meeting also renewed as Directors Suet-Fern Lee and Serge Weinberg and ratified the co-opting of Christophe Babule.

Following the General Meeting, the Board of Directors is still comprised of 16 members, of whom six are women and two are Directors representing employees. The Board of Directors remains for a large majority comprised of independent Directors.

The voting results and the audiocast of the Annual General Meeting are available on:

www.sanofi.com/AG2019

During the Board of Directors session following the meeting, Serge Weinberg was renewed as Chairman of the Board, Melanie Lee was appointed as member of the appointment, governance and CSR Committee and Carole Piwnica was appointed as member of the compensation Committee.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com